SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2022 (Report No. 2)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Results of the Annual and Extraordinary General Meeting of Shareholders

On June 7, 2022, Nano Dimension Ltd. (the “Company”) convened an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To re-appoint Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent auditor firm of the Company until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting;

Proposal No. 2	To re-elect Messrs. Simon Anthony-Fried, Mr. Roni Kleinfeld, and J. Christopher Moran as Class II directors for a three-year term;

Proposal No. 3	To approve an update to the Company’s compensation policy; and
Discussion regarding the Company’s financial statements for the fiscal year ended December 31, 2021.

The Meeting was adjourned for half an hour due to lack of quorum. At the re-convened Meeting, a quorum was present and the shareholders of the Company approved all agenda items as originally proposed.

Compensation Policy

Attached hereto as Exhibit 99.1 is the Company’s compensation policy, which reflects the approval of Proposal No. 3 above.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520 and 333-248419) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Compensation Policy of Nano Dimension Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: June 7, 2022	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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